September 11, 2025

Bruce Steel
President and Chief Executive Officer
Equillium, Inc.
2223 Avenida de la Playa, Suite 105
La Jolla, CA 92037

       Re: Equillium, Inc.
           Registration Statement on Form S-3
           Filed September 9, 2025
           File No. 333-290138
Dear Bruce Steel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dylan Kornbluth